Exhibit 99.1

INSIDE INFORMATION

REGULATED INFORMATION

Nyxoah Raises $27 Million through its At-the-Market Offering

Investment by a new U.S.-based healthcare investor, strengthening the balance sheet and reinforcing U.S. focus

Mont-Saint-Guibert, Belgium – October 7, 2024, 11:00pm CET / 5:00pm ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), a medical technology company that develops breakthrough treatment alternatives for Obstructive Sleep Apnea (OSA) through neuromodulation, today announced that the Company has sold 3.0 million shares raising $27.0 million in gross proceeds pursuant to the Company’s $50 million at-the-market ("ATM") offering at a price per share equal to the market price on the Nasdaq Global Market at the time of sale. The shares were sold, based on interest received, to a single U.S.-based healthcare investor. Cantor Fitzgerald & Co. is acting as the sales agent for the ATM offering.

The ordinary shares described above were sold by the Company pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-268955), filed with the Securities and Exchange Commission (“SEC”) on December 22, 2022, which became effective on January 6, 2023, and which included a prospectus supplement and accompanying prospectus related to the ATM offering. Copies of the prospectus supplement and accompanying prospectus related to the ATM offering may be obtained from Cantor Fitzgerald & Co., attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, New York 10022; email: prospectus@cantor.com. Electronic copies of the prospectus are also available on the SEC's website at http://www.sec.gov.

Olivier Taelman, Chief Executive Officer of Nyxoah, commented: “After relocating to the United States with my family this past summer, this investment reinforces our United States focus, builds on our compelling DREAM pivotal study data presented at the International Surgical Sleep Society (ISSS) congress and strengthens our financial position, providing additional opportunities as we are preparing for the launch of Genio® in the United States.”

About Nyxoah

Nyxoah is reinventing sleep for the billion people that suffer from obstructive sleep apnea (OSA). We are a medical technology company that develops breakthrough treatment alternatives for OSA through neuromodulation. Our first innovation is Genio®, a battery-free hypoglossal neuromodulation device that is inserted through a single incision under the chin and controlled by a wearable. Through our commitment to innovation and clinical evidence, we have shown best-in-class outcomes for reducing OSA burden.

Following the successful completion of the BLAST OSA study, the Genio® system received its European CE Mark in 2019. Nyxoah completed two successful IPOs: on Euronext Brussels in September 2020 and NASDAQ in July 2021. Following the positive outcomes of the BETTER SLEEP study, Nyxoah received CE mark approval for the expansion of its therapeutic indications to Complete Concentric Collapse (CCC) patients, currently contraindicated in competitors’ therapy. Additionally, the Company announced positive outcomes from the DREAM IDE pivotal study for FDA and U.S. commercialization approval.

Caution – CE marked since 2019. Investigational device in the United States. Limited by U.S. federal law to investigational use in the United States.

FORWARD-LOOKING STATEMENTS

Certain statements, beliefs and opinions in this press release are forward-looking, which reflect the Company's or, as appropriate, the Company directors' or managements' current expectations regarding the Genio® system; planned and ongoing clinical studies of the Genio® system; the potential advantages of the Genio® system; Nyxoah’s goals with respect to the development, regulatory pathway and potential use of the Genio® system; the utility of clinical data in potentially obtaining FDA approval of the Genio® system; and reporting data from Nyxoah’s DREAM U.S. pivotal trial; receipt of FDA approval; entrance to the U.S. market; and the anticipated closing and use of the proceeds from the offering. By their nature, forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and factors could adversely affect the outcome and financial effects of the plans and events described herein. Additionally, these risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”) on March 20, 2024, and subsequent reports that the Company files with the SEC. A multitude of factors including, but not limited to, changes in demand, competition and technology, can cause actual events, performance or results to differ significantly from any anticipated development. Forward looking statements contained in this press release regarding past trends or activities are not guarantees of future performance and should not be taken as a representation that such trends or activities will continue in the future. In addition, even if actual results or developments are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in future periods. No representations and warranties are made as to the accuracy or fairness of such forward-looking statements. As a result, the Company expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements in this press release as a result of any change in expectations or any change in events, conditions, assumptions or circumstances on which these forward-looking statements are based, except if specifically required to do so by law or regulation. Neither the Company nor its advisers or representatives nor any of its subsidiary undertakings or any such person's officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this press release or the actual occurrence of the forecasted developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities in the offering, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Contacts:

Nyxoah

Loïc Moreau, Chief Financial Officer

IR@nyxoah.com

For Media

In United States

FINN Partners – Glenn Silver

glenn.silver@finnpartners.com

In Belgium/France

Backstage Communication – Gunther De Backer

gunther@backstagecom.be

In International/Germany

MC Services – Anne Hennecke

nyxoah@mc-services.eu

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